UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 7)*

                               Movado Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   624580 10 6
               --------------------------------------------------
                                 (CUSIP Number)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624580 10 6                  13G                     Page 2 of 8 Pages
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1        Name of Reporting Person             Gedalio Grinberg
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

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2        Check the Appropriate Box            (a) [ ]
         if a Member of a Group               (b) [ ]

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3        S.E.C. Use Only

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4        Citizenship or Place of Organization     United States

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Number of Shares           (5)   Sole Voting Power                  594,397
Beneficially               (6)   Shared Voting Power                1,506,114
Owned by Each              (7)   Sole Dispositive Power             594,397
Reporting Person           (8)   Shared Dispositive Power           1,506,114

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,100,511

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        [X]

         188,500 shares held by Gedalio Grinberg's wife as to which shares he disclaims beneficial ownership

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11.      Percent of Class Represented by Amount in Row 9      18.2%

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12.      Type of Reporting Person                             IN

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                                Page 2 of 8 Pages

CUSIP No. 624580 10 6                  13G                     Page 3 of 8 Pages
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1        Name of Reporting Person             Efraim Grinberg
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

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2        Check the Appropriate Box            (a) [ ]
         if a Member of a Group               (b) [ ]

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3        S.E.C. Use Only

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4        Citizenship or Place of Organization     United States

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Number of Shares           (5)   Sole Voting Power                  623,680
Beneficially               (6)   Shared Voting Power                485,598
Owned by Each              (7)   Sole Dispositive Power             623,680
Reporting Person           (8)   Shared Dispositive Power           485,598

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,109,278

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        [_]

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11.      Percent of Class Represented by Amount in Row 9      10.5%

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12.      Type of Reporting Person                             IN

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                                Page 3 of 8 Pages
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ITEM 1

          (a)  Name of Issuer

               Movado Group, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               125 Chubb Avenue
               Lyndhurst, New Jersey 07071

ITEM 2

          (a)  Name of Persons Filing

                    Gedalio Grinberg
                    Efraim Grinberg

          (b)  Address of Principal Business Office or, if none, residence

                    125 Chubb Avenue
                    Lyndhurst, New Jersey 07071

          (c)  Citizenship

                    United States Citizens

          (d)  Title of Class of Securities

                    Common Stock, $.01 par value

          (e)  CUSIP Number

                    624580 10 6

ITEM 3    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b)

                                Page 4 of 8 Pages

ITEM 4    Ownership

          (a)  Amount Beneficially Owned:

               Gedalio Grinberg: 2,100,511 shares
               Efraim Grinberg: 1,109,278 shares

          (b)  Percent of Class:

               Gedalio Grinberg:         18.2%
               Efraim Grinberg:          10.5%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:

                     Gedalio Grinberg:               594,397
                     Efraim Grinberg:                623,680

               (ii)  Shared power to vote or to direct the vote:

                     Gedalio Grinberg:             1,506,114
                     Efraim Grinberg:                485,598

               (iii) Sole power to dispose or to direct the disposition of:

                     Gedalio Grinberg:               594,397
                     Efraim Grinberg:                623,680

               (iv)  Shared power to dispose or to direct the disposition of:

                     Gedalio Grinberg:             1,506,114
                     Efraim Grinberg:                485,598

          (1) Mr. G. Grinberg beneficially owns 2,100,511 shares of which 5,625 are shares of Common Stock, par value $.01 per share ("Movado Common Stock") owned by Mr. G. Grinberg individually and 47,101 are shares of Movado Common Stock held under Movado Group, Inc.'s ("Movado") 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg, both of whom have shared investment and voting power as to such shares; and 7,029 are shares of Movado Common Stock held under Movado's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Mr. Howard Regenbogen and Ms. Vivian K. D'Elia, and as to which shares they have shared investment and voting power. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, par value $.01 per share ("Movado Class A Common Stock"), convertible on a one-for-one basis into shares of Movado

                                Page 5 of 8 Pages

               Common Stock. Included in the total number of shares of Class A Common Stock are 25,000 owned by The Grinberg Family Foundation, a not-for- profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard L. Silverstein are the directors and as to which shares these three individuals have shared investment and voting power. Also included are 1,426,984 shares of Movado Class A Common Stock owned by Grinberg Partners L.P. of which Grinberg Group Partners is the general partner. Mr. G. Grinberg, being the managing partner of Grinberg Group Partners, has shared power to direct the voting and disposition of the shares owned by Grinberg Partners L.P. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by The Grinberg Family Foundation, the shares held under Movado's Stock Bonus Plan and as to the shares held under Movado's 401(k) Plan, except to the extent of his pecuniary interest therein.

          (2) Mr. E. Grinberg beneficially owns 1,109,278 shares of which 1,875 are shares of Movado Common Stock, 220,000 are shares of Movado Common Stock which Mr. E. Grinberg has the right to acquire by the exercise of options under the issuer's Stock Incentive Plan; 47,101 are shares of Movado Common Stock held under Movado's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr.
               E. Grinberg, both of whom have shared investment and voting power as to such shares; and 7,029 are shares of Movado Common Stock held under Movado's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Mr. Howard Regenbogen and Ms. Vivian K. D'Elia, and as to which shares they have shared investment and voting power. The balance of Mr. E. Grinberg's shares are shares of Movado Class A Common Stock, convertible on a one-for-one basis into shares of Movado Common Stock. Included in Mr. E. Grinberg's total number of shares of Movado Class A Common Stock are: an aggregate of 281,653 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 431,468 shares of Movado Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Leonard L. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Leonard L. Silverstein with respect to the shares held by such trusts. Mr. E. Grinberg disclaims beneficial ownership as to the 477,107 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee and of the shares held under Movado's Stock Bonus Plan and as to the 47,101 shares held under Movado's 401(k) Plan except to the extent of his pecuniary interest therein.

                                Page 6 of 8 Pages

ITEM 5    Ownership of Five Percent or Less of a Class

          Not applicable.

ITEM 6    Ownership of More than Five Percent on Behalf of Another Person

          See Item 4.

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

ITEM 8    Identification and Classification of Members of the Group

          Not applicable.

ITEM 9    Notice of Dissolution of Group

          Not applicable.

ITEM 10   Certification

          Not applicable.

                                Page 7 of 8 Pages
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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 2000
                                   --------------------
                                           Date

                                   /s/ Gedalio Grinberg
                                   --------------------
                                   Gedalio Grinberg

                                   /s/ Efraim Grinberg
                                   --------------------
                                   Efraim Grinberg

                                Page 8 of 8 Pages